                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                          China Biologic Products, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    16938C106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               September 27, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]  Rule 13d-1(b)
         [X  ]  Rule 13d-1(c)
         [   ]  Rule 13d-1(d)

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any  subsequent  amendment  containing  information  which  would  alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 (the "Act") or otherwise  subject to the liabilities of that section of the
Act, but shall be subject to all other  provisions of the Act (however,  see the
Notes).

----------------------------
CUSIP No.  16938C106       -
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           Jayhawk Private Equity Fund, L.P. (20-5004931)
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [   ]
           (b) [ X ]
           (See Instructions)
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------- ----- ----------------------------------------------
                          -   5    SOLE VOTING POWER
                          -        0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   6    SHARED VOTING POWER
    BENEFICIALLY          -        1,861,208
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   7    SOLE DISPOSITIVE POWER
       PERSON             -        0
        WITH:             - ----- ----------------------------------------------
                          -   8    SHARED DISPOSITIVE POWER
                          -        1,861,208
--------------------------- ----- ----------------------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,861,208 * (see Item 4)
---------- ---------------------------------------------------------------------
   10      CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
           SHARES (See Instructions)
           Not Applicable
---------- ---------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           8.2%**
---------- ---------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           PN
---------- ---------------------------------------------------------------------

* Includes  1,488,872  shares of common stock,  par value $0.0001 per share, and
372,336 warrants to purchase common stock that are exercisable within 60 days of the filing of this report.
** Based on 22,718,942 outstanding shares of common stock, par value $0.0001 per share,  as reported by China  Biologic  Products,  Inc. on its Form SB-2/A filed with the Securities and Exchange Commission on December 28, 2007.

----------------------------
CUSIP No.  16938C106       -
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           Jayhawk Private Equity Co-Invest Fund, L.P. (20-5249125)
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [   ]
           (b) [ X ]
           (See Instructions)
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------- ----- ----------------------------------------------
                          -   5    SOLE VOTING POWER
                          -        0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   6    SHARED VOTING POWER
    BENEFICIALLY          -        117,185
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   7    SOLE DISPOSITIVE POWER
       PERSON             -        0
        WITH:             - ----- ----------------------------------------------
                          -   8    SHARED DISPOSITIVE POWER
                          -        117,185
--------------------------- ----- ----------------------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           117,185* (see Item 4)
---------- ---------------------------------------------------------------------
   10      CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
           SHARES (See Instructions)
           Not Applicable
---------- ---------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           0.5%**
---------- ---------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           PN
---------- ---------------------------------------------------------------------

* Includes  93,742  shares of common  stock,  par value  $0.0001 per share,  and
23,443 warrants to purchase common stock that are exercisable  within 60 days of the filing of this report.
** Based on 22,718,942 outstanding shares of common stock, par value $0.0001 per share,  as reported by China  Biologic  Products,  Inc. on its Form SB-2/A filed with the Securities and Exchange Commission on December 28, 2007.

----------------------------
CUSIP No.  16938C106       -
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
            Jayhawk Private Equity GP, L.P. (20-5005219)
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [   ]
           (b) [ X ]
           (See Instructions)
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------- ----- ----------------------------------------------
                          -   5    SOLE VOTING POWER
                          -        0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   6    SHARED VOTING POWER
    BENEFICIALLY          -        1,978,393
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   7    SOLE DISPOSITIVE POWER
       PERSON             -        0
        WITH:             - ----- ----------------------------------------------
                          -   8    SHARED DISPOSITIVE POWER
                          -        1,978,393
--------------------------- ----- ----------------------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,978,393* (see Item 4)
---------- ---------------------------------------------------------------------
   10      CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
           SHARES (See Instructions)
           Not Applicable
---------- ---------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           8.7%**
---------- ---------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           PN
---------- ---------------------------------------------------------------------

* Includes  1,488,872  shares of common stock,  par value $0.0001 per share, and
372,336 warrants to purchase common stock that are exercisable within 60 days of the filing of this report held by the Jayhawk  Private  Equity  Fund,  L.P.  and
93,742 shares of common stock,  par value $0.0001 per share, and 23,443 warrants to purchase  common stock that are  exercisable  within 60 days of the filing of this report held by the Jayhawk Private Equity Co-Invest Fund, L.P.
** Based on 22,718,942 outstanding shares of common stock, par value $0.0001 per share,  as reported by China  Biologic  Products,  Inc. on its Form SB-2/A filed with the Securities and Exchange Commission on December 28, 2007.

----------------------------
CUSIP No.  16938C106       -
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
            Jayhawk Capital Management, L.L.C. (48-1172612)
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [   ]
           (b) [ X ]
           (See Instructions)
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------- ----- ----------------------------------------------
                          -   5    SOLE VOTING POWER
                          -        0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   6    SHARED VOTING POWER
    BENEFICIALLY          -        1,978,393
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   7    SOLE DISPOSITIVE POWER
       PERSON             -        0
        WITH:             - ----- ----------------------------------------------
                          -   8    SHARED DISPOSITIVE POWER
                          -        1,978,393
--------------------------- ----- ----------------------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,978,393* (see Item 4)
---------- ---------------------------------------------------------------------
   10      CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
           SHARES (See Instructions)
           Not Applicable
---------- ---------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           8.7%**
---------- ---------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           OO
---------- ---------------------------------------------------------------------

* Includes  1,488,872  shares of common stock,  par value $0.0001 per share, and
372,336 warrants to purchase common stock that are exercisable within 60 days of the filing of this report held by the Jayhawk  Private  Equity  Fund,  L.P.  and
93,742 shares of common stock,  par value $0.0001 per share, and 23,443 warrants to purchase  common stock that are  exercisable  within 60 days of the filing of this report held by the Jayhawk Private Equity Co-Invest Fund, L.P.

** Based on 22,718,942 outstanding shares of common stock, par value $0.0001 per share,  as reported by China  Biologic  Products,  Inc. on its Form SB-2/A filed with the Securities and Exchange Commission on December 28, 2007.

----------------------------
CUSIP No.  16938C106       -
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
            Kent C. McCarthy
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [   ]
           (b) [ X ]
           (See Instructions)
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America
--------------------------- ----- ----------------------------------------------
                          -   5    SOLE VOTING POWER
                          -        0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   6    SHARED VOTING POWER
    BENEFICIALLY          -        1,978,393
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   7    SOLE DISPOSITIVE POWER
       PERSON             -        0
        WITH:             - ----- ----------------------------------------------
                          -   8    SHARED DISPOSITIVE POWER
                          -        1,978,393
--------------------------- ----- ----------------------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,978,393* (see Item 4)
---------- ---------------------------------------------------------------------
   10      CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
           SHARES (See Instructions)
           Not Applicable
---------- ---------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           8.7%**
---------- ---------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IN
---------- ---------------------------------------------------------------------

* Includes 1,488,872 shares of common stock, par value $0.0001 per share, and
372,336 warrants to purchase common stock that are exercisable within 60 days of the filing of this report held by the Jayhawk Private Equity Fund, L.P. and
93,742 shares of common stock, par value $0.0001 per share, and 23,443 warrants to purchase common stock that are exercisable within 60 days of the filing of this report held by the Jayhawk Private Equity Co-Invest Fund, L.P.

** Based on 22,718,942 outstanding shares of common stock, par value $0.0001 per share, as reported by China Biologic Products, Inc. on its Form SB-2/A filed with the Securities and Exchange Commission on December 28, 2007.

Item 1(a)  Name of Issuer:

     China Biologic Products, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

     No. 14 East Hushan Road
     Taian City, Shandong
     P.R.C., 271000

Item 2(a)  Name of Person Filing:

     This  Schedule  13G is  being  jointly  filed  by  Kent C.  McCarthy  ("Mr.
McCarthy"),  Jayhawk Capital  Management,  L.L.C., a Delaware limited  liability company ("JCM"), Jayhawk Private Equity GP, L.P., a Delaware limited partnership
("JPEGP"),  Jayhawk Private Equity Fund,  L.P., a Delaware  limited  partnership
("JPEF"),  and Jayhawk Private Equity  Co-Invest Fund,  L.P., a Delaware limited partnership ("JPECF")

     Mr.  McCarthy,  JCM, JPEGP,  JPEF, and JPECF have entered into an Agreement
Regarding Joint Filing of 13G (the "Agreement")  pursuant to which Mr. McCarthy,
JCM,  JPEGP,  JPEF,  and  JPECF  have  agreed to file  this 13G  jointly  and in accordance  with the provisions of Rule  13d-1(k)(1) of the Securities  Exchange
Act of 1934, as amended (the "Act").  A copy of the Agreement is attached hereto as Exhibit A.

Item 2(b)  Address of Principal Business Office or, if None, Residence:

     The principal business address of Mr. McCarthy, JCM, JPEGP, JPEF, and JPECF is 5410 West 61st Place, Suite 100, Mission, Kansas 66205.

Item 2(c)  Citizenship:

     Mr.  McCarthy  is a  citizen  of the  Unites  States of  America,  JCM is a
Delaware limited  liability  company,  JPEGP is a Delaware limited  partnership,
JPEF  is a  Delaware  limited  partnership,  and  JPECF  is a  Delaware  limited partnership.

Item 2(d)  Title of Class of Securities:

     Common Stock, par value $0.0001 per share

Item 2(e)  CUSIP Number:

     16938C106

Item 3  The Reporting Person is:

     Not Applicable

Item 4  Ownership:

     Mr. McCarthy is the manager of and controls JCM. JCM is the general partner of JPEGP and as a result controls  JPEGP.  JPEGP is the general partner of JPEF.
and as a result  controls JPEF.  JPEGP is the general  partner of JPECF and as a result controls JPECF. Therefore,  Mr. McCarthy, JCM, and JPEGP are deemed to be beneficial owners under Rule 13d-3 of the Securities Exchange Act of 1934 of the
securities  owned of record by JPEF and JPECF and have  reported that they share voting power and dispositive power over such securities.

I. The information below is as of the date of this filing.

(a) Amount beneficially owned:
         1. Jayhawk Private Equity Fund, L.P.: 1,861,208 *
         2. Jayhawk Private Equity Co-Invest Fund, L.P.: 117,185 **
         3. Jayhawk Private Equity GP, L.P.: 1,978,393 ***
         4. Jayhawk Capital Management, L.L.C.: 1,978,393 ***
         5. Kent C. McCarthy: 1,978,393 ***

(b) Percent of class:
         1. Jayhawk Private Equity Fund, L.P.: 8.2%
         2. Jayhawk Private Equity Co-Invest Fund, L.P.: 0.5%
         3. Jayhawk Private Equity GP, L.P.: 8.7%
         4. Jayhawk Capital Management, L.L.C.: 8.7%
         5. Kent C. McCarthy: 8.7%

Percent of class is based on 22,718,942  outstanding shares of common stock, par value $0.0001 per share,  as reported by China  Biologic  Products,  Inc. on its
Form SB-2/A filed with the  Securities  and Exchange  Commission on December 28,
2007.

(c) Number of shares as to which the person has:

     (i) Sole power to vote or to direct the vote:
         1. Jayhawk Private Equity Fund, L.P.: 0
         2. Jayhawk Private Equity Co-Invest Fund, L.P.: 0
         3. Jayhawk Private Equity GP, L.P.: 0
         4. Jayhawk Capital Management, L.L.C.: 0
         5. Kent C. McCarthy: 0

     (ii) Shared power to vote or direct the vote:
         1. Jayhawk Private Equity Fund, L.P.: 1,861,208 *
         2. Jayhawk Private Equity Co-Invest Fund, L.P.: 117,185 **
         3. Jayhawk Private Equity GP, L.P.: 1,978,393 ***
         4. Jayhawk Capital Management, L.L.C.: 1,978,393 ***
         5. Kent C. McCarthy: 1,978,393 ***

     (iii) Sole power to dispose or to direct the disposition of:
         1. Jayhawk Private Equity Fund, L.P.: 0
         2. Jayhawk Private Equity Co-Invest Fund, L.P.: 0
         3. Jayhawk Private Equity GP, L.P.: 0
         4. Jayhawk Capital Management, L.L.C.: 0
         5. Kent C. McCarthy: 0

     (iv) Shared power to dispose or to direct the disposition of:
         1. Jayhawk Private Equity Fund, L.P.: 1,861,208 *
         2. Jayhawk Private Equity Co-Invest Fund, L.P.: 117,185 **
         3. Jayhawk Private Equity GP, L.P.: 1,978,393 ***
         4. Jayhawk Capital Management, L.L.C.: 1,978,393 ***
         5. Kent C. McCarthy: 1,978,393 ***

* Includes  1,488,872  shares of common stock,  par value $0.001 per share,  and
372,336 warrants to purchase common stock that are exercisable within 60 days of the filing of this report.

** Includes  93,742  shares of common  stock,  par value  $0.001 per share,  and
23,443 warrants to purchase common stock that are exercisable  within 60 days of the filing of this report.

*** Includes  1,488,872  shares of common stock, par value $0.001 per share, and
372,336 warrants to purchase common stock that are exercisable within 60 days of the filing of this report held by the Jayhawk  Private  Equity  Fund,  L.P.  and
93,742 shares of common stock,  par value $0.001 per share,  and 23,443 warrants to purchase  common stock that are  exercisable  within 60 days of the filing of this report held by the Jayhawk Private Equity Co-Invest Fund, L.P.

II. The  information  below is as of December 31, 2007 and as of  September  27,
2006, the date of the event which requires filing this statement.

(a) Amount beneficially owned:
         1. Jayhawk Private Equity Fund, L.P.: 1,861,678 *
         2. Jayhawk Private Equity Co-Invest Fund, L.P.: 117,175 **
         3. Jayhawk Private Equity GP, L.P.: 1,978,893 ***
         4. Jayhawk Capital Management, L.L.C.: 1,978,893 ***
         5. Kent C. McCarthy: 1,978,893 ***

(b) Percent of class:
         1. Jayhawk Private Equity Fund, L.P.: 8.2%
         2. Jayhawk Private Equity Co-Invest Fund, L.P.: 0.5%
         3. Jayhawk Private Equity GP, L.P.: 8.7%
         4. Jayhawk Capital Management, L.L.C.: 8.7%
         5. Kent C. McCarthy: 8.7%

Percent of class is based on 22,718,942  outstanding shares of common stock, par value $0.0001 per share,  as reported by China  Biologic  Products,  Inc. on its
Form SB-2/A filed with the  Securities  and Exchange  Commission on December 28,
2007.

(c) Number of shares as to which the person has:

     (ii) Sole power to vote or to direct the vote:
         1. Jayhawk Private Equity Fund, L.P.: 0
         2. Jayhawk Private Equity Co-Invest Fund, L.P.: 0
         3. Jayhawk Private Equity GP, L.P.: 0
         4. Jayhawk Capital Management, L.L.C.: 0
         5. Kent C. McCarthy: 0

     (ii) Shared power to vote or direct the vote:
         1. Jayhawk Private Equity Fund, L.P.: 1,861,678 *
         2. Jayhawk Private Equity Co-Invest Fund, L.P.: 117,175 **
         3. Jayhawk Private Equity GP, L.P.: 1,978,893 ***
         4. Jayhawk Capital Management, L.L.C.: 1,978,893 ***
         5. Kent C. McCarthy: 1,978,893 ***

     (iii) Sole power to dispose or to direct the disposition of:
         1. Jayhawk Private Equity Fund, L.P.: 0
         2. Jayhawk Private Equity Co-Invest Fund, L.P.: 0
         3. Jayhawk Private Equity GP, L.P.: 0
         4. Jayhawk Capital Management, L.L.C.: 0
         5. Kent C. McCarthy: 0

     (iv) Shared power to dispose or to direct the disposition of:
         1. Jayhawk Private Equity Fund, L.P.: 1,861,678 *
         2. Jayhawk Private Equity Co-Invest Fund, L.P.: 117,275 **
         3. Jayhawk Private Equity GP, L.P.: 1,978,893 ***
         4. Jayhawk Capital Management, L.L.C.: 1,978,893 ***
         5. Kent C. McCarthy: 1,978,893 ***

* Includes  1,489,342  shares of common stock,  par value $0.001 per share,  and
372,336 warrants to purchase common stock that are exercisable within 60 days of the filing of this report.

** Includes  93,772  shares of common  stock,  par value  $0.001 per share,  and
23,443 warrants to purchase common stock that are exercisable  within 60 days of the filing of this report.

*** Includes  1,489,342  shares of common stock, par value $0.001 per share, and
372,336 warrants to purchase common stock that are exercisable within 60 days of the filing of this report held by the Jayhawk  Private  Equity  Fund,  L.P.  and
93,772 shares of common stock,  par value $0.001 per share,  and 23,443 warrants to purchase  common stock that are  exercisable  within 60 days of the filing of this report held by the Jayhawk Private Equity Co-Invest Fund, L.P.

Item 5  Ownership of Five Percent or Less of a Class:

     Not Applicable

Item 6  Ownership of More than Five Percent on Behalf of Another Person:

     See response to Item 4 above.

Item 7  Identification  and Classification  of the Subsidiary Which Acquired the
        Security Being Reported on By the Parent Holding Company:

     Not Applicable

Item 8  Identification and Classification of Members of the Group:

     Not Applicable

Item 9  Notice of Dissolution of Group:

     Not Applicable

Item 10  Certification:

     By signing  below each party  certifies  that, to the best of its knowledge and belief, the securities  referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing  the control of the  issuer  of the  securities  and  were  not  acquired  and are  not  held in connection  with or as a participant in any  transaction  having that purpose or effect.

                                    SIGNATURE

     After  reasonable  inquiry and to the best of my knowledge and belief,  the parties below certify that the  information set forth in this statement is true, complete and correct.

Dated:  February 14, 2008

                                        /s/ Kent C. McCarthy
                                        ----------------------------------------
                                        Kent C. McCarthy

                                        Jayhawk Capital Management, L.L.C.

                                        By:  /s/ Kent C. McCarthy
                                           ----------------------------------------
                                        Name:  Kent C. McCarthy
                                             --------------------------------------
                                        Title:  Managing Member
                                              -------------------------------------

                                        Jayhawk Private Equity GP, L.P.

                                            By: Jayhawk Capital Management, L.L.C.,
                                                 Its general partner

                                                 By:  /s/ Kent C. McCarthy
                                                    -------------------------------
                                                 Name:  Kent C. McCarthy
                                                      -----------------------------
                                                 Title:  Managing Member
                                                       ----------------------------

                                        Jayhawk Private Equity Fund, L.P.

                                            By: Jayhawk Private Equity GP, L.P.
                                                 Its general partner

                                                 By:  /s/ Kent C. McCarthy
                                                    -------------------------------
                                                 Name:  Kent C. McCarthy
                                                      -----------------------------
                                                 Title:  Managing Member of Jayhawk
                                                         Capital Management, LLC, the
                                                         General Partner of Jayhawk
                                                         Private Equity GP, L.P.
                                                      -----------------------------

                                        Jayhawk Private Equity Co-Invest Fund, L.P.

                                            By: Jayhawk Private Equity GP, L.P.
                                                 Its general partner

                                                 By:  /s/ Kent C. McCarthy
                                                    -------------------------------
                                                 Name:  Kent C. McCarthy
                                                      -----------------------------
                                                 Title:  Managing Member of Jayhawk
                                                         Capital Management, LLC, the
                                                         General Partner of Jayhawk
                                                         Private Equity GP, L.P.
                                                       ----------------------------

                                       10

                                                                       Exhibit A

              AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended,  the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G  (including  amendments  thereto) with respect to the Common Stock, par value $0.001 per share, of China Biologic Products,  Inc., and further agree that this Agreement be included as an exhibit to such filings.

     In evidence  whereof,  the  undersigned  have caused this  Agreement  to be executed on their behalf this 14th day of February, 2008.

                                        /s/ Kent C. McCarthy
                                        ----------------------------------------
                                        Kent C. McCarthy

                                        Jayhawk Capital Management, L.L.C.

                                        By:  /s/ Kent C. McCarthy
                                           ----------------------------------------
                                        Name:  Kent C. McCarthy
                                             --------------------------------------
                                        Title:  Managing Member
                                              -------------------------------------

                                        Jayhawk Private Equity GP, L.P.

                                            By: Jayhawk Capital Management, L.L.C.,
                                                 Its general partner

                                                 By:  /s/ Kent C. McCarthy
                                                    -------------------------------
                                                 Name:  Kent C. McCarthy
                                                      -----------------------------
                                                 Title:  Managing Member
                                                       ----------------------------

                                        Jayhawk Private Equity Fund, L.P.

                                            By: Jayhawk Private Equity GP, L.P.
                                                 Its general partner

                                                 By:  /s/ Kent C. McCarthy
                                                    -------------------------------
                                                 Name:  Kent C. McCarthy
                                                      -----------------------------
                                                 Title:  Managing Member of Jayhawk
                                                         Capital Management, LLC, the
                                                         General Partner of Jayhawk
                                                         Private Equity GP, L.P.
                                                      -----------------------------

                                        Jayhawk Private Equity Co-Invest Fund, L.P.

                                            By: Jayhawk Private Equity GP, L.P.
                                                 Its general partner

                                                 By:  /s/ Kent C. McCarthy
                                                    -------------------------------
                                                 Name:  Kent C. McCarthy
                                                      -----------------------------
                                                 Title:  Managing Member of Jayhawk
                                                         Capital Management, LLC, the
                                                         General Partner of Jayhawk
                                                         Private Equity GP, L.P.
                                                       ----------------------------